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[LOGO OF ELRON ELECTRONIC INDUSTRIES LTD.]



                             -FOR IMMEDIATE RELEASE-

              ELRON TO REPORT FIRST QUARTER 2005 FINANCIAL RESULTS
                                ON MAY 17, 2005.

Tel Aviv, May 10, 2005 - Elron Electronic Industries Ltd. (NASDAQ & TASE:ELRN) today announced that it will be releasing its first quarter 2005 financial results on Tuesday, May 17, 2005. Elron will also be hosting a conference call on Wednesday, May 18, 2005 at 11:00am EST. On the call, Mr. Doron Birger, President and CEO and Mr. Tal Raz, Vice President and CFO, will review and discuss the first quarter 2005 financial results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

In the US: 1-866 860 9642
In the UK: 0-800 917 5108
In Israel: 03-918 0610
International Participants: +972 3 918 0610

For your convenience, a replay of the call will be available starting two hours after the call ends until May 20, 2005. To access the replay please dial 1-866-276-1002 (US), 972-3-925-5942 (Israel) and 0-800-917-4256 (UK).

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, communication, IT software, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:
Tal Raz
Elron Electronic Industries Ltd.
Tel: 972-3-607-5555
raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.